UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

MFS Intermediate Income Trust (MIN)
(Amendment No. 2)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55273C107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 55273C107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  13,958,895

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  13,958,895

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

13,958,895

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

11.98%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 13,958,895 shares of MIN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 11.98% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MIN fit the investment guidelines for various Accounts. Shares have been acquired since September 20, 1990.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 13,958,895 shares or 11.98% of the outstanding shares. George W. Karpus presently owns 8,305 shares. Mr. Karpus purchased shares on June 28, 1991 at $7.75 (900 shares), March 31, 2005 at $6.36 (1700 shares), December 18, 2006 at $6.15 (1310 shares), December 19, 2006 at $6.14 (170 shares), March 7, 2007 at $6.21 (400 shares), March 13, 2007 at $6.2 (200 shares), March 15, 2007 at $6.21 (500 shares), March 16, 2007 at $6.19 (60 shares), April 12, 2007 at $6.2 (1600 shares), April 16, 2007 at $6.21 (11,300 shares), April 17, 2007 at $6.22 (10,250 shares), April 19, 2007 at $6.22 (10,510 shares), April 20, 2007 at $6.02 (15 shares), April 27, 2007 at $6.19 (1310 shares), May 1, 2007 at $6.2 (675 shares), May 2, 2007 at $6.2 (2150 shares), May 3, 2007 at $6.21 (850 shares), May 4, 2007 at $6.22 (450 shares), May 7, 2007 at $6.21 (7750 shares), May 8, 2007 at $6.2 (4700 shares), May 9, 2007 at $6.17 (700 shares), May 11, 2007 at $6.15 (710 shares), May 18, 2007 at $6.04 (10 shares), May 23, 2007 at $6.09 (320 shares), May 30, 2007 at $6.1 (9150 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.05 (75 shares), October 12, 2007 at $6.05 (90 shares), October 31, 2007 at $6.19 (775 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.19 (200 shares), November 5, 2007 at $6.16 (65 shares), November 27, 2007 at $6.16 (400 shares), November 29, 2007 at $6.1 (15 shares), November 30, 2007 at $6.07 (10 shares), December 5, 2007 at $6.16 (25 shares), December 7, 2007 at $6.18 (70 shares), December 12, 2007 at $6.06 (15 shares), December 13, 2007 at $6.1 (55 shares) and on March 14, 2008 at $6.15 (670 shares). Mr. Karpus sold shares on July 9, 1991 at $7.99 (100 shares), April 7, 1992 at $8.12 (800 shares), November 13, 2007 at $6.11 (13,375 shares), November 14, 2007 at $6.09 (4225 shares), November 15, 2007 at $6.06 (725 shares), November 16, 2007 at $6.08 (13,130 shares), November 19, 2007 at $6.07 (13,340 shares) and on November 20, 2007 at $6.07 (16,205 shares). Jo Ann Van Degriff presently owns no shares. Ms. Van Degriff purchased shares on April 12, 2007 at $6.19 (100 shares), April 16, 2007 at $6.21 (1000 shares), April 17, 2007 at $6.21 (925 shares), April 19, 2007 at $6.22 (960 shares), April 20, 2007 at $6.02 (10 shares), May 1, 2007 at $6.18 (50 shares), May 2, 2007 at $6.19 (200 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (675 shares), May 8, 2007 at $6.2 (400 shares), May 9, 2007 at $6.16 (65 shares), May 11, 2007 at $6.13 (60 shares), and on May 23, 2007 at $6.07 (30 shares). Ms. Van Degriff sold shares on November 13, 2007 at $6.11 (1025 shares), November 14, 2007 at $6.1 (325 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (990 shares), November 19, 2007 at $6.08 (1010 shares), November 20, 2007 at $6.08 (1225 shares). Sophie Karpus presently owns 7,680 shares. Mrs. Karpus purchased shares on September 26, 1990 at $7.63 (1000 shares), June 14, 1993 at $7.25 (1000 shares), December 18, 1995 at $6.62 (300 shares), November 2, 2004 at $6.59 (1800 shares), August 9, 2006 at $6.09 (35 shares), December 14, 2006 at $6.16 (1070 shares), March 7, 2007 at $6.21 (1700 shares), April 23, 2007 at $6.19 (200 shares), April 24, 2007 at $6.18 (75 shares), April 25, 2007 at $6.18 (55 shares), April 26, 2007 at $6.16 (25 shares), May 11, 2007 at $6.13 (50 shares), May 16, 2007 at $6.1 (25 shares), July 10, 2007 at $6.02 (25 shares), October 30, 2007 at $6.17 (275 shares), October 31, 2007 at $6.19 (500 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.18 (150 shares), November 5, 2007 at $6.16 (50 shares), November 21, 2007 at $6.11 (425 shares), November 26, 2007 at $6.13 (55 shares), December 19, 2007 at $6.02 (30 shares), January 18, 2008 at $6.26 (400 shares), March 4, 2008 at $6.28 (300 shares), March 6, 2008 at $6.34 (30 shares), March 7, 2008 at $6.36 (80 shares), March 12, 2008 at $6.19 (75 shares), March 14, 2008 at $6.14 (100 shares), April 21, 2008 at $6.24 (75 shares) and on April 22, 2008 at $6.23 (50 shares). Mrs. Karpus sold shares on March 11, 1992 at $8.25 (1000 shares), November 17, 1994 at $6.51 (200 shares), November 28, 1994 at $6.63 (300 shares), November 30, 1994 at $6.62 (300 shares), November 6, 1998 at $7.01 (250 shares), August 12, 1999 at $6.32 (125 shares), December 13, 1999 at $6.23 (25 shares) and on December 14, 1999 at $6.2 (100 shares). Karpus Management, Inc. presently owns no shares. Karpus Management, Inc. purchased shares on October 3, 1991 at $7.88 (1500 shares), December 21, 1992 at $7.13 (2000 shares), April 12, 2007 at $6.2 (200 shares), April 16, 2007 at $6.21 (1100 shares), April 17, 2007 at $6.21 (1050 shares), April 19, 2007 at $6.22 (1080 shares), May 1, 2007 at $6.19 (75 shares), May 2, 2007 at $6.19 (225 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (775 shares), May 8, 2007 at $6.2 (450 shares), May 9, 2007 at $6.16 (75 shares). Karpus Management, Inc. sold shares on April 7, 1992 at $8.12 (1500 shares), August 16, 1993 at $7.62 (2000 shares), November 13, 2007 at $6.11 (1150 shares), November 14, 2007 at $6.1 (350 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (1125 shares), November 19, 2007 at $6.08 (1130 shares) and on November 20, 2007 at $6.08 (1375 shares). Karpus Investment Management Defined Benefit Plan presently owns 20,945 shares. The Defined Benefit Plan purchased shares on May 3, 2004 at $6.52 (550 shares), June 21, 2004 at $6.35 (1000 shares), April 27, 2006 at $6.08 (350 shares), May 1, 2006 at $6.06 (75 shares), May 2, 2006 at $6.03 (20 shares), May 3, 2006 at $6.07 (675 shares), May 16, 2006 at $6.03 (380 shares), August 9, 2006 at $6.09 (35 shares), March 6, 2007 at $6.2 (200 shares), March 7, 2007 at $6.21 (3600 shares), March 8, 2007 at $6.18 (100 shares), March 12, 2007 at $6.2 (100 shares), March 13, 2007 at $6.2 (300 shares), March 15, 2007 at $6.21 (1150 shares), March 16, 2007 at $6.2 (120 shares), March 20, 2007 at $6.18 (50 shares), March 30, 2007 at $6.02 (5 shares), April 5, 2007 at $6.18 (60 shares), April 23, 2007 at $6.19 (1100 shares), April 24, 2007 at $6.19 (625 shares), April 25, 2007 at $6.2 (510 shares), April 26, 2007 at $6.18 (50 shares), May 11, 2007 at $6.14 (125 shares), May 23, 2007 at $6.06 (25 shares), June 13, 2007 at $5.97 (75 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.02 (25 shares), August 24, 2007 at $6.09 (2400 shares), September 4, 2007 at $6.08 (75 shares), October 30, 2007 at $6.18 (725 shares), October 31, 2007 at $6.19 (1575 shares), November 1, 2007 at $6.17 (50 shares), November 2, 2007 at $6.19 (425 shares), November 5, 2007 at $6.17 (150 shares), November 21, 2007 at $6.11 (1150 shares), November 26, 2007 at $6.14 (190 shares), December 19, 2007 at $6.04 (110 shares), December 21, 2007 at $6.06 (150 shares), January 18, 2008 at $6.26 (1025 shares), March 4, 2008 at $6.38 (845 shares), March 6, 2008 at $6.36 (90 shares), March 7, 2008 at $6.37 (235 shares), March 12, 2008 at $6.19 (150 shares) and on March 14, 2008 at $6.14 (270 shares). Karpus Investment Management Profit Sharing Plan presently owns 44,595 shares. March 29, 1996 at $6.5 (1000 shares), June 8, 2004 at $6.4 (1500 shares), June 17, 2004 at $6.33 (750 shares), June 27, 2006 at $6.02 (1750 shares), November 30, 2006 at $6.16 (1300 shares), December 21, 2006 at $6.15 (1000 shares), February 28, 2007 at $6.19 (3000 shares), April 20, 2007 at $6.22 (1350 shares), September 4, 2007 at $6.07 (500 shares), September 5, 2007 at $6.07 (4900 shares), November 14, 2007 at $6.09 (5160 shares), November 16, 2007 at $6.07 (1935 shares),February 4, 2008 at $6.36 (15,000 shares) and on March 14, 2008 at $6.15 (6,450 shares). The Profit Sharing Plan sold shares on September 5, 1996 at $7 (1000 shares). None of the other principals of KIM presently own shares of MIN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 2/29/2008  57,490   $6.37
 3/3/2008  5,500   $6.38
 3/4/2008  101,415   $6.38
 3/6/2008  2,600   $6.38
 3/6/2008  (29,225)  $6.46
 3/7/2008  23,305   $6.36
 3/11/2008  40,355   $6.23
 3/12/2008  49,515   $6.20
 3/13/2008  365,200   $6.19
 3/14/2008  463,160   $6.15
 3/17/2008  105,440   $6.15
 3/26/2008  (26,450)  $6.35
 3/27/2008  3,300   $6.37
 3/28/2008  19,025   $6.37
 3/31/2008  8,220   $6.37
 4/1/2008  (6,000)  $6.43
 4/2/2008  2,210   $6.38
 4/2/2008  (55,350)  $6.39
 4/3/2008  (15,000)  $6.40
 4/4/2008  (3,546)  $6.40
 4/7/2008  15,000   $6.40
 4/8/2008  55,585   $6.37
 4/9/2008  5,000   $6.30
 4/10/2008  16,200   $6.34
 4/11/2008  (7,825)  $6.36
 4/14/2008  5,900   $6.36
 4/15/2008  10,010   $6.36
 4/16/2008  26,000   $6.35
 4/17/2008  6,000   $6.33
 4/18/2008  400   $6.32
 4/21/2008  49,500   $6.25
 4/21/2008  (635)  $6.31
 4/22/2008  15,000   $6.25
 4/23/2008  (375)  $6.35
 4/25/2008  31,400   $6.33
 4/28/2008  54,000   $6.28
 4/29/2008  (1,045)  $6.30
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MIN securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of MIN for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on January 23, 2008, a proposal on March 27, 2008 and director nominees on May 1,2008. A copy of the letter, proposal and nomination letter are attached as Exhibits 1, 2 and 3, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   May 1, 2008

EXHIBIT 1
Letter Submitted to the Fund

        January 23, 2008
The Board of Trustees
Attn:  Frank Tarantino
MFS Intermediate Income Trust
c/o Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

Trustees:
I am writing on behalf of Karpus Investment Management (KIM), a registered investment adviser. As of January 18, 2008, we represented beneficial ownership of 13,958,895 shares of the MFS Intermediate Income Trust (MIN), which represents 10.4 percent of outstanding shares. We have been accumulating shares for investment purposes since September 20, 1990.

I would like to begin by commending the Trustees for adopting an 8.5 percent level distribution policy in October of 2007. We support these programs as an effective means of narrowing a fund's discount to net asset value. The Board's actions reflect their commitment to address a persistently wide discount to net asset value.

Unfortunately, in conjunction with this distribution policy modification, the Trustees also approved several changes to the Trust's investment strategy that "may increase its investments in higher yielding investment-grade securities, including illiquid securities . . . (these securities) may entail greater risk and increase portfolio volatility." We believe that by approving changes to the Fund's investment strategy that would increase the risk of the portfolio, the Board mitigated some of the positive effects of the level distribution policy.

There are very few closed-end taxable bond funds with a AAA average credit quality rating and, to my knowledge, MIN is the only intermediate duration fund with a AAA credit quality. These characteristics are what initially attracted us to become investors in the Fund. MIN's uniqueness, in our opinion, created demand and the proposed changes in investment strategy will make MIN very similar to many other taxable bond closed-end funds. Furthermore, we believe that fund management should never change investment policy or strategy without a clear mandate from a super majority of shareholders. As you may recall, we expressed similar concerns with regard to changes in MGF's investment strategy on May 2, 2007.

I was surprised that MIN's discount has not narrowed more significantly and this change in investment strategy is the only factor I could attribute to the lack of market reaction to the level distribution policy.

As very long-term shareholders and the largest shareholder of the Fund, I strongly urge the Trustees to either reverse these changes or find another means of narrowing the Fund's discount to net asset value. If the approved changes are implemented, we hope that they will be moderate and judicious.

We believe that the Trustees are engaged in trying to narrow the Fund's discount but we are very concerned about increasing portfolio risk and destroying the uniqueness of MIN's investment strategy. We will certainly hold the Trustees' accountable for any net asset under performance that may be attributed to this investment strategy change in the future.

As always, I appreciate the Board's time and attention. Feel free to contact me at (585) 586-4680 (ext. 235) or e-mail me at cody@karpus.com.

Sincerely,

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management

EXHIBIT 2
Proposal Submitted to the Fund

        March 27, 2008
Mark N. Polebaum, Esq.
General Counsel/Executive Vice-President
MFS Investment Management
500 Boylston Street
Boston, Massachusetts 02116

 Re:  MFS Intermediate Income Trust (NYSE: MIN)

Dear Mr. Polebaum:
Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM" or "Karpus"), is the beneficial owner as of March 25, 2008 of 13,752,371 of the Fund's common shares, constituting 11.80% of the outstanding shares of common stock of MFS Intermediate Income Trust ("MIN" or the "Fund"). KIM has beneficially owned shares of the Fund since September 20, 1990.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, KIM hereby submits the following Proposal and Supporting Statement for inclusion in any and all proxy materials to be issued in connection with the at the next annual meeting of stockholders of MIN, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Meeting"):

  PROPOSAL

  Karpus Investment Management proposes that the shareholders of the Fund adopt the following non-binding Resolution at the Meeting:

  RESOLVED: The shareholders recommend that the Board of Trustees of the Fund ("Board") adopt a policy that if the Shares trade at an average discount of greater than six percent (6%) from net asset value over the final twelve (12) weeks previous to the end of October of each calendar year, the Board will conduct a tender offer for at least ten percent (10%) of the Shares at 99% of net asset value by the end of that calendar year.

  SUPPORTING STATEMENT

  The Fund's original prospectus states: "The trust . . . may purchase its shares from time to time in the open market . . . such repurchases will be made only when the trust's shares are trading at a discount of 10% or more from the net asset value." Lifeboat provisions, such as this, are occasionally included in prospectuses for closed-end funds, such as the Fund, to increase management's accountability to shareholders for managing discounts, and to attempt to enhance long-term shareholder value.

  While the Fund has conducted open market repurchase offers, the Fund's persistently wide discount to net asset value shows that the Fund's actions have not proven effective. In fact, from April 30, 2006 to October 31, 2007, the Fund repurchased only approximately 1.4% of its Shares (according to filings submitted by the Fund to the SEC). During this time MIN traded at an average 11.3 percent discount to NAV. KIM does not believe that the Fund's ineffective, non-aggressive and seemingly token buybacks have had a substantial, positive effect in managing the Fund's discount.

  As such, KIM believes that the approval of the Proposal by the Fund shareholders will convey to the Board that it must take more strenuous efforts to mitigate the persistent discount of the Fund, in both the long and short terms. The Proposal attempts to reduce the discount problem in the shorter term by affording displeased shareholders an exit for part of their holdings at the net asset value of their investment, as well as in the longer term by enhancing accountability and assuring more proactive measures will be taken in the future to address discounts of 6% or more.

  Tell the Board that you want it to take more effective action to narrow the discount. Vote FOR KIM's Proposal to tell the Board you want it to adhere to the spirit and intent of the prospectus' lifeboat provision to enhance shareholder value.

  END OF PROPOSAL
As is required by Rule 14a-8, KIM has attached a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the Proposal, March 27, 2008. KIM intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Should you wish to discuss any of the matters set forth in this letter, please contact me at (585) 586-4680.

Sincerely,

Cody B. Bartlett Jr., CFA
cc: Frank Tarantino, Independent Chief Compliance Officer

EXHIBIT 3
Nomination Letter Submitted to the Fund

        May 1, 2008
Mark N. Polebaum, Esq.
General Counsel/Executive Vice-President
MFS Investment Management
500 Boylston Street
Boston, Massachusetts 02116-3741

 Re:  MFS Intermediate Income Trust (NYSE: MIN)

Mr. Polebaum:
This letter shall serve to satisfy the advance notice requirements of Article III, Section 8 of the Master Amended and Restated Bylaws (the "Bylaws") of MIN and the Nominating Committee Charter, adopted as of July 20, 2004, as to the nomination by Karpus of four (4) nominees for election to the Board of Directors of MIN (the "MIN Board") at the next meeting anticipated to be held in October 2008.

We feel that we should have representation on the Board due to the fact that we are the largest Fund Shareholder and we are very long-term investors in the Fund. While we do recognize that the Trustees have taken significant steps to narrow the Fund's discount, we are unhappy with the Fund's recent change in investment strategy. We believe that our input on the Board could be very valuable to the future performance of the Fund.

Through this Notice, Karpus hereby nominates and notifies you of his intent to nominate Richard W. Cohen, Brad Orvieto, Donald R. Logan and Dwight A. Pike as nominees (the "Nominees") to be elected to the MIN Board at the upcoming annual meeting. Pursuant to the Fund's DEF14A filed on August 17, 2007, Karpus believes that the terms of four (4) directors currently serving on the MIN Board expire at the Meeting. To the extent there are in excess of four (4) vacancies on the MIN Board to be filled by election at the Meeting or MIN increases the size of the MIN Board above its existing size, Karpus reserves the right to nominate additional nominees to be elected to the MIN Board at the Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

The information concerning the Nominees required by Article III, Section 8 of the Bylaws and by the Nominating Committee Charter, adopted as of July 20, 2004, is set forth below:

  Richard W. Cohen; Age: 53; Address: c/o Lowey, Dannenberg, Bemporad, Selinger and Cohen, P.C., White Plains Plaza, One North Broadway, White Plains, New York 10601-2310; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Chief Operating Officer and head of White Plains, NY-based Lowey, Dannenberg, Bemporad, Selinger & Cohen P.C.'s prescription drug litigation and stockholder voting rights law practices, Admitted to practice in New York and Pennsylvania, and is a member of the bars of the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits; and the U.S. District Court for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania; Education: Graduate of Georgetown University (A.B. 1977) and the New York University School of Law (J.D. 1980); Directorships/Other: N/A

  Brad Orvieto; Age: 51; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), Broward County Housing Finance Authority-Member and past Chairman, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee and Board of Directors-Temple Kol Ami.

  Donald R. Logan; Age: 50; Address: 4035 Via Laguna, Santa Barbara, California 93110 ; Nationality: U.S. Citizen; Share Ownership: 12,900 shares; Professional Experience: Palmer Capital Corporation, Senior Vice-President, Logan Capital Corporation, Owner, Luz Development and Finance Corporation, Vice-President Project Finance, 1988-1991, Bank of America, Vice-President Specialized Lease Financing Group, 1983-1988, Dean Witter Reynolds Capital Markets Group, Associate in Investment Banking, 1982-1983; Education: University of Chicago, Graduate School of Business, MBA (concentration in Finance and Marketing), Claremont McKenna College, BA, Economics, Cum Laude, 1980 (degrees awarded concurrently under 3+2 program); Directorships/Other: N/A.

  Dwight A. Pike, CFA; Age: 54; Address: 5 Holly Lane, Pinehurst, North Carolina 28374; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Pike's Financial Services, LLC, 2000-present, Owner of company specializing in providing accounting, tax, payroll and investment services to individuals and small businesses; Unquowa Partners, 1995-2000, Founding Partner of institutional brokerage business specializing in generating research on small cap companies for institutional clients; Knights of Columbus, 1988-1995 and 1980-1986, Vice-President of Investments managing equity portfolio; Cowen Asset Management, 1986-1988, Vice-President of Portfolio Management before returning to the Knights of Columbus; Mid-Continent Telephone Corporation (predecessor to Alltel), 1978-1980, Financial Analyst; Education/Other: Obtained CFA Designation; College of Wooster, Economics (B.A., 1976) and University of Connecticut (M.B.A., 1977); Directorships/Other: N/A.

Further, Karpus does not believe any Nominee is an "interested person" of MIN, as defined in the Investment Company Act of 1940.

Lastly, attached are the consents of Messrs. Cohen, Orvieto, Logan and Pike, whereby each individual consents to be nominated as a director of MIN at the Annual Meeting and further consents to serve if elected.

Sincerely,
/s/
Cody B. Bartlett Jr., CFA